UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Water Resources, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

379463102

(CUSIP Number)

Andrew M. Cohn

Amy Cohn

2801 East Camelback Road, Suite 450

Phoenix, AZ 85016

(602) 248-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379463102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew M. Cohn and Amy Cohn, husband and wife
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,113,335
	8.	SHARED VOTING POWER 42,150
	9.	SOLE DISPOSITIVE POWER 2,113,335
	10.	SHARED DISPOSITIVE POWER 42,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,835
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.93%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 379463102	13D

Item 1.  Security and Issuer.

This Statement relates to the common stock, par value $.01, of Global Water Resources, Inc., a Delaware corporation ("Common Stock"). The principal executive offices of Global Water Resources, Inc. are located at 21410 N. 19th Ave. #220, Phoenix, Arizona 85027.

Item 2.  Identity and Background.

(a)   This Schedule 13D is being filed by Andrew M Cohn and Amy Cohn, husband and wife. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are filing this joint Schedule 13D.

(b)   The business address for each of the Reporting Persons is 2801 E. Camelback Rd. Suite 450, Phoenix, Arizona 85016.

(c)   The present principal occupation of Andrew M. Cohn is real estate investment. The present principal occupation of Amy Cohn is homemaker.

(d)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

(f)   Each of the Reporting Persons is s citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 8, 2023, the Reporting Persons acquired 30,000 shares of Common Stock for total consideration of $362,100, pursuant to a Securities Purchase Agreement dated June 8, 2023 to which the Reporting Persons and Global Water Resources, Inc. are parties. The source of the funds for such acquisition was the Reporting Persons' personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired all shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares.

This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person or entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

Item 5.  Interest in Securities of the Issuer.

The Reporting Persons beneficially own 2,155,835 shares of Common Stock, which constitute 8.93% of the outstanding shares of Common Stock. The jointly share the power to vote and dispose of 2,113,335 shares of Common Stock. They jointly share with their adult son Matthew Cohn the power to vote and dispose of 21,075 shares of Common Stock. They jointly share with their adult daughter Alexa Cohn the power to vote and dispose of 21,075 shares of Common Stock.

CUSIP No. 379463102	13D

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Andrew M. Cohn, Levine Investments Limited Partnership, William S. Levine, Jonathan Levine (together, the "Shareholders") entered into a Standstill Agreement (the "Agreement") with the Company. Pursuant to the Agreement, the Shareholders agreed that neither themselves nor their Affiliates (as defined in the Agreement) will directly or indirectly, without the prior written consent of the Company (i) acquire, agree to acquire, or make any proposal to acquire, equity securities (including convertible debt instruments and preferred stock or any shares of capital stock issuable upon the conversion or exercise thereof) of the Company, or (ii) in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with the ownership, voting or acquisition of any equity security of the Company. Notwithstanding the foregoing, (a) Andrew M. Cohn may purchase equity securities provided that after such purchase, Andrew M. Cohn and his Affiliates beneficially own no more than 9.9%, in the aggregate, of the voting power of all voting securities of the Company; and (b) a Shareholder who is a member of the Board of Directors of the Company may receive equity compensation in payment for his board service provided that after such payment, such Shareholder and his Affiliates beneficially own no more than 49.0%, in the aggregate, of the voting power of all voting securities of the Company. In the event that after such payment the Shareholder or Affiliates would own more than 49.0%, in the aggregate, of the voting power of all voting securities of the Company, such equity compensation shall be replaced with a cash payment of equivalent value to the Shareholder and Affiliates as applicable.

Item 7.           Material to Be Filed as Exhibits.

Joint Filing Agreement

CUSIP No. 379463102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2023

/s/ Andrew M. Cohn Andrew M. Cohn /s/ Amy Cohn Amy Cohn

CUSIP No. 379463102	Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agrees to file jointly Schedule 13D (the “Statement”) with respect to the Common Stock, $0.01 par value per share, of Global Water Resources, Inc., a Delaware corporation.

Each of the undersigned parties agrees that each is responsible for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:  June 9, 2023

/s/ Andrew M. Cohn Andrew M. Cohn /s/ Amy Cohn Amy Cohn